Filed by Alberto-Culver Company Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Alberto-Culver Company (Commission File No. 1-5050)

The following was made available to employees of Alberto-Culver Company.

Alberto-Culver Company

Stock Options and Restricted Stock

Questions and Answers

August 22, 2006

In connection with this proposed transaction, New Sally Holdings, Inc. has filed a registration statement on Form S-4 (Registration No. 333-136259) with the Securities and Exchange Commission (“SEC”). The registration statement contains a preliminary proxy statement/prospectus-information statement. Investors are urged to carefully read the definitive proxy statement/prospectus-information statement and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors will be able to get the proxy statement/prospectus-information statement and all relevant documents filed by Alberto-Culver Company, New Sally or New Aristotle Holdings, Inc. with the SEC free of charge at the SEC’s website www.sec.gov or from Alberto-Culver Investor Relations at 2525 Armitage Avenue, Melrose Park, IL 60160, (708) 450-3145.

The directors, executive officers and other members of management and employees of Alberto-Culver Company may be deemed to be participants in the solicitation of proxies from its shareholders in favor of the transactions. Information concerning persons who may be considered participants in the solicitation of Alberto-Culver Company’s shareholders under the rules of the SEC is set forth in public filings filed by Alberto-Culver Company with the SEC and will be set forth in the proxy statement/prospectus-information statement when it is filed with the SEC. Information concerning Alberto-Culver Company’s participants in the solicitation is contained in Alberto-Culver Company’s Proxy Statement on Schedule 14A, filed with the SEC on December 13, 2005.

Alberto-Culver Company

Stock Option/Restricted Stock Related Q&A

8/22/2006

A word about stock options.

Stock options are used by the company as a long-term incentive for a select group of key employees in order to align incentive pay with shareholders’ interests, to motivate them to maximize their efforts towards the company’s long-term success and to encourage ownership of Alberto-Culver common shares by these key employees.

What happens to my stock options?

•	All unvested stock options will vest at the time of the closing of the transaction. This means that all stock options will be fully exercisable effective with the closing of the transaction.

The vesting is not happening now upon the announcement of the transaction – it will happen upon the closing of the transaction which we expect to occur in fourth calendar quarter of 2006.

•	All stock options for Alberto-Culver employees (that are not employees of the Sally/BSG business) will be converted to options to purchase New Alberto-Culver shares (no portion of your stock options will convert into options to purchase New Sally shares).

•	The original 10-year term of the stock option grants will not change. Participants will continue to have 10 years from the original grant date to exercise the options (subject to a shorter period if a participant terminates their employment with the Company).

•	These stock options held by Alberto-Culver employees will be adjusted by the Compensation and Leadership Development Committee to ensure that the total intrinsic value of your options* remains the same immediately before and immediately after the adjustment. This adjustment will reflect the impact of both the separation of New Sally and the special $25 cash dividend and will be done by increasing the number of options and decreasing the exercise price of the options.

* Intrinsic value of stock options =

(Market Price – Exercise Price) x Number of options

•	The actual adjustment will not be determined until after the closing of the transaction has occurred, as the adjustment is dependent on the market prices of the (a) current ACV shares on the last business day prior to the day that the transactions are reflected in the ACV share price and (b) New Alberto-Culver shares on the first business day that it trades after the closing date.

Alberto-Culver Company

Stock Option/Restricted Stock Related Q&A

8/22/2006

Will there be a blackout period for exercising stock options?

•	Yes, we expect there will be a blackout period for exercising stock options that will begin at least five business days before the closing of the transaction and continue after the closing for at least five business days. This blackout period will allow a clean cut-off of outstanding shares for the record date for the transaction as well as provide the company time to properly adjust the number of stock options and exercise price for the transaction, including the special cash dividend.

For stock option holders, will anything be done to make participants whole for the value of their options as of the date of the announcement of the transaction (6/19/2006)?

•	The price of Alberto-Culver shares fluctuates every day and will continue to do so during the time between the announcement and the closing of the transaction. The company can not make any assurances regarding the company’s share price and can not make participants whole for the implied value of their stock options on the announcement date.

Prior to the completion of the transaction, can I exercise my vested stock options and receive one New Sally share, one New Alberto-Culver share and the special $25 cash dividend in respect to each Alberto-Culver share received from the exercise?

•	Stock option participants are free to exercise their currently vested stock options at any time prior to the blackout period described above (this does not include options that are currently unvested that will vest upon the closing of the transaction); subject to restrictions that are always in place for (1) all officers and (2) any employee that is aware of material non-public information about the Company.

•	If a participant exercises a stock option through the “cashless” program with Smith Barney and sells all the shares obtained in the exercise, the participant will not receive one New Sally share, one New Alberto-Culver share or the special $25 cash dividend in respect to each Alberto-Culver share received from the exercise.

•	If a participant exercises a stock option through the “cashless” program with Smith Barney and sells only enough shares obtained in the exercise to cover the exercise price and withholding taxes, the participant will receive one New Sally share, one New Alberto-Culver share and the special $25 cash dividend on the net number of shares received from the exercise (as long as the exercise occurs prior to, and the shares are continued to be held through, the record date for both the share distribution and the special cash dividend).

Alberto-Culver Company

Stock Option/Restricted Stock Related Q&A

8/22/2006

•	If a participant exercises a stock option by delivering a check to the company (i.e., does not sell any shares to cover either the exercise price or withholding taxes), the participant will receive one New Sally share, one New Alberto-Culver share and the special $25 cash dividend for each of the shares received from the exercise (as long as the exercise occurs prior to, and the shares are continued to be held through, the record date for both the share distribution and the special cash dividend).

•	If a participant exercises a stock option by delivering previously owned Alberto-Culver shares to the company to cover the exercise price and withholding taxes, the participant will receive one New Sally share, one New Alberto-Culver share and the special $25 cash dividend on the shares received from the exercise net of those shares surrendered (as long as the exercise occurs prior to, and the shares are continued to be held through, the record date for both the share distribution and the special cash dividend).

Alberto-Culver Company

Stock Option/Restricted Stock Related Q&A

8/22/2006

A word about restricted stock.

Restricted stock is a long-term incentive used in very limited circumstances to retain and motivate key employees in specific situations in return for exceptional levels of individual performance. Restricted stock grants are not made to individuals on an annual basis. Instead, restricted stock grants are made to a very limited group of individuals from time to time, which must be approved by the board of directors, based on specific circumstances including truly outstanding individual performance, specific compensation issues, specific retention issues, significant added responsibilities, etc.

What happens to my restricted stock?

•	All unvested restricted stock will vest in connection with the closing of the transaction, which we expect to occur in the fourth calendar quarter of 2006. At that time, all restricted shares will be owned by the participants and there will be no risk of forfeiture.

•	While the exact mechanics have not yet been finalized, we expect that the vesting of the restricted shares will occur on the closing date, immediately after the distribution of the New Alberto-Culver shares and the special cash dividend.

•	Consistent with the past, restricted stock participants will have to pay withholding taxes on the value of the restricted shares on the day the shares become fully vested. In the past, restricted stock participants have been given an opportunity to choose the method of paying for the required withholding taxes: either by writing a check or by having shares withheld. With this transaction, however, we currently plan to deduct the appropriate amount of withholding taxes for each participant from his/her special cash dividend.

•	As a result, after these withholding taxes are paid, restricted stock participants will receive the following for each restricted share held: one New Sally share, one New Alberto-Culver share and an amount of cash equal to the $25 cash dividend less the amount of withholding taxes required to be deducted. The new shares and the net amount of cash from the dividend will be delivered to you by the company; you will not receive these items directly from our stock transfer agent, Computershare.